[Gaylord Entertainment]

December 27, 2011

Via EDGAR Submission and Facsimile

United States Securities and Exchange Commission

Division of Corporation Finance

100 F St., NE

Washington, D.C. 20549-7010

Attn:  Kevin Woody

  Branch Chief

              Re:     Gaylord Entertainment Company

                          Form 10-K for Fiscal Year Ended

                          December 31, 2010

                          Filed February 25, 2011

                          File No. 001-13079

Dear Mr. Woody:

The following is the response of Gaylord Entertainment Company (the “Company”) to the comments issued by the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated December 14, 2011 (the “Comment Letter”) concerning the above-referenced document filed by the Company with the Commission. For your convenience we have set forth below the text of the comments from the Comment Letter, followed by the Company’s response.

Form 10-K

Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources

Commitments and Contractual Obligations, page 45

1.	Please tell us why you have not disclosed the cash requirements for interest related to your long-term debt obligations. Please refer to footnote 46 in our Release 33-8350.

RESPONSE:

A significant portion of the Company’s long-term debt outstanding as of December 31, 2010 and presently outstanding accrues interest at a variable rate. Instead of disclosing projected interest payments based on assumed variable rates, the Company referenced the amounts of interest paid in prior years as described in Note 1 to the Company’s audited financial statements included within the Form 10-K. In addition, the Company disclosed the impact of a 100 basis point

United States Securities and Exchange Commission

Division of Corporation Finance

December 27, 2011

increase in interest rates in Item 7A. Quantitative and Qualitative Disclosures about Market Risk of its Form 10-K.

Upon considering the Staff’s comment, the Company believes that disclosure of projected interest payments in the contractual obligations table would enhance the overall disclosure of the Company’s cash requirements. Accordingly, the Company will add a footnote to the long-term debt line item, which footnote will set forth the projected interest payments for relevant periods and will describe the rate at which interest payments are calculated on variable rate debt.

The Company notes that projected interest payments on long-term obligations other than debt were immaterial as of December 31, 2010. If the Company determines that projected interest payments on items other than debt are material, the Company will make appropriate disclosure in the table or notes thereto.

Form 10-Q for the Quarterly Period Ended September 30, 2011

Item 2.  Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources Liquidity, page 47

2.	We note your cash balance decreased from $124 million at December 31, 2010 to $12 million at September 30, 2011. We further note that you disclose you plan to use your existing cash on hand and cash flow from operations to fund certain expenditures. Additionally, we note you have $317 million of availability under your credit facility. In future filings, please disclose the reason for the decrease in cash. Additional, please disclose your plan to fund your commitments. Please include your proposed disclosures in your response. Please refer to Item 303 of Regulation S-K.

RESPONSE:

The Liquidity and Capital Resources section of the Form 10-Q beginning on page 46 describes the reasons for changes in the Company’s cash balance during the nine months ended September 30, 2011. The Company points to the fact that during the nine-month period, it voluntarily prepaid approximately $100 million of outstanding principal amounts borrowed under its former $1.0 billion credit facility in connection with successfully refinancing the former $1.0 billion credit facility, which resulted in the Company’s current $925 million credit facility, which does not mature until 2015. The Company also paid $10.1 million in deferred financing costs associated with the refinancing. Other reasons for the change in the Company’s cash balance are described in the comparisons of cash flows from or used in operating activities, investing activities, and financing activities. In future filings, the Company will highlight material changes in its cash balance and continue to describe the primary drivers of and material factors necessary to an understanding of changes in the Company’s cash balance.

The Company believes its existing cash and cash from operations will be the principal source of cash to fund certain ongoing commitments, as described on pages 46 and 47 of the Form 10-Q. As of September 30, 2011, the Company believes that its cash on hand and cash from operations will be adequate to fund short-term commitments including: (i) operating expenses, (ii) maintenance of existing hotel properties, (iii) room renovation and construction of the new sports bar entertainment facility and new resort pools at the Company’s Gaylord Palms property, (iv)

United States Securities and Exchange Commission

Division of Corporation Finance

December 27, 2011

interest expense on long-term debt obligations, and (v) capital lease and operating lease obligations. If the Company’s existing cash and cash from operations were inadequate to fund such commitments, the Company could draw on its $925 million credit facility, subject to the satisfaction of debt incurrence tests. As of September 30, 2011, the Company believes that drawing on the $925 million credit facility will not be necessary for general working capital purposes, including the commitments described above, during the next several months. The Company may, however, draw on its credit facility in the future for operational and capital needs.

The Company also has long-term commitments, primarily outstanding borrowings under its $925 million credit facility, outstanding 6.75% senior notes, and 3.75% convertible notes. At September 30, 2011, the aggregate principal amount under these obligations was approximately $1.1 billion. The $925 million credit facility and notes mature in 2015 and 2014, respectively. If the Company cannot satisfy its long-term obligations with cash on hand, it will be required to refinance such obligations on or before their maturity. See the discussion contained within the Company’s risk factors in Part I, Item 1A of the Company’s Form 10-K and Part II, Item 1A of the Company’s Form 10-Q.

In future filings, the Company will consider whether material changes in its cash balance would have an effect on the Company’s ability to fund its ongoing obligations or long-term obligations and whether the effect of such changes should be disclosed within the filing. Depending on the circumstances at the time of such filings, the Company will provide disclosures similar to those above.

*        *        *

In connection with responding to your comments, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions or comments concerning this response letter to the undersigned at (615) 316-6000 or F. Mitchell Walker, Jr., Esq., of Bass, Berry & Sims PLC at (615) 742-6275.

Sincerely,

/s/ Mark Fioravanti

Mark Fioravanti

Executive Vice President and Chief Financial

Officer

United States Securities and Exchange Commission

Division of Corporation Finance

December 27, 2011

cc:	Colin V. Reed, Gaylord Entertainment Company
David C. Kloeppel, Gaylord Entertainment Company Carter R. Todd, Gaylord Entertainment Company F. Mitchell Walker, Jr., Bass, Berry & Sims PLC